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Exhibit No. 21.

SUBSIDIARY INFORMATION

        Registrant Questar Market Resources, Inc., has the following subsidiaries: Wexpro Company, Questar Exploration and Production Company, Questar Energy Trading Company, Questar Gas Management Company. Questar Exploration and Production is a Texas corporation. The other listed companies are incorporated in Utah.

        Questar Exploration and Production has two wholly-owned subsidiaries, Shenandoah Energy, Inc. and Questar URC Company, which are both Delaware corporations.

        Questar Exploration and Production also does business under the names Universal Resources Corporation, Questar Energy Company and URC Corporation.

        Questar Energy Trading Company has two subsidiaries, URC Canyon Creek Compression Company and Questar Power Generation Company; both entities are Utah corporations.

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  Exhibit No. 21.
SUBSIDIARY INFORMATION